UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

We, LDK Solar Co., Ltd. (NYSE: LDK), have signed today a ten-year contract to supply multicrystalline solar wafers to Taiwan-based Neo Solar Power Corp. (NSP).
Under the terms of the agreement, we will receive a cash deposit from NSP and pricing will be fixed for the entire contract period. During this period, we will deliver approximately 500 MW multicrystalline solar wafers to NSP with delivery commencing in 2009.

EXHIBITS

Exhibit
Number		Page

Exhibit 99.01	Press Release dated January 17, 2008	5

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: January 17, 2008

Exhibit 99.01
LDK Solar Signs a 10-Year Agreement for the Supply of Wafers to Neo Solar Power
Xinyu City, China and Sunnyvale, CA, January 17, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a ten-year contract to supply multicrystalline solar wafers to Taiwan-based Neo Solar Power Corp. (NSP).
Under the terms of the agreement, LDK will receive a cash deposit from NSP and pricing will be fixed for the entire contract period. During this period, LDK Solar will deliver approximately 500 MW multicrystalline solar wafers to NSP with delivery commencing in 2009.
“We are very pleased to expand our partnership with NSP through this additional wafer supply contract,” stated Xiaofeng Peng, Chairman and CEO. “As a key supplier to NSP, LDK Solar is proud to contribute to their manufacturing of high-quality solar cells.”
“We are excited to further develop our working relationship with LDK,” commented Dr. Quincy Lin, Vice Chairman and CEO of NSP. “As NSP continues to grow, establishing longer term silicon supply agreements is important to the company, and we are pleased to work with LDK Solar, an industry leader.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Neo Solar Power Corporation
Neo Solar Power (NSP) is a Taiwan based company specializing in research, development, and manufacturing of high quality solar cells. NSP’s solar cells are known for high efficiency and low lamination power loss. NSP is a member of Powerchip Group, Taiwan. Key investors of NSP include Powerchip Semiconductor Company (largest DRAM company in Taiwan with US$3B in revenue in 2006), leading venture capital firms, and the management team. NSP’s management team consists of inter-disciplinary experts in high-tech management, semiconductors, silicon materials, solar cell processing, and solar energy systems engineering.
Safe Harbor Statement for LDK
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties, including, but not limited to, the failure by either party to fulfill its obligations under such contract.
The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801